Exhibit 4

June 3, 2021	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject: GROWN ROGUE INTERNATIONAL INC.

               Confirmation of Notice of Record and Meeting Dates

Dear Sirs :

We advise the following with respect to the upcoming Annual & Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	39986R106	CA39986R1064

2.	Meeting Type:	Annual & Special
3.	Record Date:	June 11, 2021
4.	Beneficial Ownership Date:	June 11, 2021
5.	Mail Date:	June 25, 2021
6.	Meeting Date:	July 27, 2021

7.	Classes or Series of Securities that entitle
	the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle
	the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual & Special

10.	Notice-and-Access:
	Registered Shareholders:	Yes
	Beneficial Holders:	Yes
	Stratification Level:	Not Applicable
	E-Delivery	Yes

11.	Reporting issuer is sending proxy-related Materials
	directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting
	Beneficial Owners:	Yes

13.	Issuer paying for delivery to US Non-Objecting
	Beneficial Owners:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation .

Sincerely,

Agent for Grown Rogue International Inc.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2
Tel: 416-350-5007              Fax 416-350-5008

Website: www.capitaltransferagency.com
email: info@capitaltransferagency.com